FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of April 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant's name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Fourth Quarter, Full Year Financial Results

2.	Notification of Impairment Charge on Investments in Subsidiaries and Affiliates in Unconsolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 24, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Nomura Reports Fourth Quarter, Full Year Financial Results

Tokyo, April 24, 2009—Nomura Holdings, Inc. today reported consolidated financial results for the fourth quarter and fiscal year ended March 31, 2009.

For the full year period, Nomura booked net revenue of 312.6 billion yen (US$3.18 billion) 1, a pre-tax loss of 779 billion yen (US$7.93 billion), and a net loss of 709.4 billion yen (US$7.22 billion).

“Last year we made significant progress in dealing with legacy risk assets and paving the way for future growth amid an extremely challenging market environment,” said Kenichi Watanabe, Nomura president and CEO. “Despite the loss, we have maintained our solid capital base. We are now focused on returning to profitability by leveraging our newly enhanced global franchise and maintaining our tradition of putting our clients at the heart of our business.”

Nomura’s full year loss stems mainly from one-off trading losses of 150 billion yen, write downs on Merchant Banking and real estate related illiquid assets of 150 billion yen, and 230 billion yen in one-off expenses including costs related to Lehman acquisitions and impairment charges on affiliates. Nomura moved aggressively through the year to reduce its exposure to illiquid assets and value its assets as conservatively as accounting rules would allow. As a result, Nomura maintains a highly transparent balance sheet.

Nomura also moved to shore up its capital base, raising 277.9 billion yen from a global offering in March this year and a total of one trillion yen in subordinated funds since March 2008. The firm also started calculating its capital ratio using the Basel II capital adequacy framework. Preliminary figures show Tier 1 capital of 1.4 trillion yen, Tier 2 capital of 610 billion yen, and Tier 3 capital of 290 billion yen, giving the firm a total capital ratio of 18.1 percent and a Tier 1 ratio of 11.3 percent.

In the business divisions, Retail and Asset Management were both profitable on a full year basis. Nomura’s retail operation continued to see a solid expansion of its business platform with a record of over 600,000 new accounts opened throughout the year.

In the wholesale divisions of Global Markets and Investment Banking, Nomura significantly enhanced its global franchise and increased its client coverage. Flow businesses such as equities, fixed income, and currencies remained firm.

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 98.23 yen = 1 US dollar, the telegraphic transfer middle rate announced by The Bank of Tokyo-Mitsubishi UFJ, Ltd. on March 31, 2009. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Fourth quarter business performance

In the fourth quarter, Nomura reported net revenue of 99.2 billion yen, a pre-tax loss of 225.9 billion yen, and a net loss of 217.1 billion yen.

Although losses were booked on illiquid asset write-downs, trading in Global Markets improved during the quarter and one-time expenses declined, resulting in a significantly smaller loss compared to the prior quarter.

Retail posted net revenue of 61.9 billion yen in the quarter and a pre-tax loss of 5.5 billion yen. Despite the loss, sales of stock investment trusts surged 84 percent quarter on quarter to 946.8 billion yen. Net asset inflow for retail client assets remained robust, totaling one trillion yen.

Global Markets net revenue was 9.4 billion yen and pre-tax loss was 130.8 billion yen. While write-downs were made on real estate and other illiquid assets, trading revenue improved, reducing the size of losses compared to the third quarter. Nomura expanded client coverage in the fourth quarter and increased its share of trading on the Tokyo and London stock exchanges. Flow businesses such as government bonds and currencies also grew during the quarter.

Investment Banking posted net revenue of 6.6 billion yen and a pre-tax loss of 41.3 billion yen. Income declined due to a drop in fees from investment banking and an increase in expenses. However, the business gained momentum with Nomura acting as financial advisor on a number of high-profile cross-border M&A deals.

Merchant Banking net revenue was negative 18.4 billion yen and its pre-tax loss was 23 billion yen. Unrealized losses were booked on certain private equity investee companies during the fourth quarter.

Asset Management net revenue was 13.1 billion yen and income before income taxes was 500 million yen. Following two quarters of net asset outflows, Nomura Asset Management recorded a net asset inflow in the fourth quarter thanks to robust sales of stock investment trusts. Net asset inflow for publicly offered stock investment trusts was 208.1 billion yen, giving Nomura Asset Management a leading market share.

Firm-wide cost cutting efforts were also pursued during the fourth quarter through rightsizing of headcount and a global drive to increase efficiencies.

Ends

For further information please contact:

Name	Company	Telephone
Toru Namikawa	Nomura Holdings, Inc.	81-3-3278-0591

Kathy Lindsay	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: retail, global markets, investment banking, merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2009 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Notification of Impairment Charge on Investments in Subsidiaries and

Affiliates in Unconsolidated Financial Statements

Tokyo, April 24, 2009—In accordance with the Rules on Timely Disclosure of Tokyo Stock Exchange, Nomura Holdings, Inc. today announced that it has recorded an impairment charge on its investment in the shares of subsidiaries and affiliates in its unconsolidated financial statements for the fiscal year ended March 31, 2009.

The impairment is mainly due to a decrease in the net asset value of shares of a regional holding company in Europe, a trading entity in Europe, and a subsidiary investing in a US fund management firm. The impact for the fiscal year ended March 31, 2009, has been reflected in Nomura Holdings’ consolidated financial statements announced today. The impairment shown below is the cumulative amount for the fiscal year ended March 31, 2009, and includes the 264.4 billion yen impairment recorded in the third quarter.

(billions of yen, except percentages)

(A) Impairment of Investments in Subsidiaries and Affiliates on Unconsolidated Financial Statements for the year ending March 31, 2009	556.8
(B) Net Assets as of March 31, 2008	1,423.7
(A)/(B)	(39.1%)
(C) Ordinary income for the fiscal year ended March 31, 2008	246.2
(A)/(C)	(226.1%)
(D) Net income for the fiscal year ended March 31, 2008	54.0
(A)/(D)	(1031.3%)

Ends

For further information please contact:

Name	Company	Telephone
Toru Namikawa	Nomura Holdings, Inc.	81-3-3278-0591

Kathy Lindsay	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: retail, global markets, investment banking, merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.